Exhibit 1

FOR IMMEDIATE RELEASE	14 December 2015

WPP PLC (“WPP”)

WPP agrees to merge its Australian and New Zealand businesses with STW Communications Group in Australia and New Zealand and increase its shareholding to 61.5%

WPP announces that it has agreed to merge its Australian and New Zealand businesses with STW Communications Group Limited (STW) and increase its shareholding from 23.6% to 61.5%. STW, Australia and New Zealand’s leading marketing and communications group, is a publicly listed company, whose shares are traded on the Australian Securities Exchange (ASX: SGN).

The merged group will have pro-forma LTM revenues of c.A$1billion and EBIT of A$142 million1 and will become the primary vehicle for WPP in Australia and New Zealand. Following the merger, STW will change its name to align it with WPP.

The transaction will be structured through a contribution of WPP’s Australian and New Zealand businesses into STW, for an enterprise value of A$512 million, with consideration consisting of the issue to WPP of new STW shares and a shareholder loan.

The STW Shares will be issued to WPP at A$0.915 per share, representing a premium of 30% to the 10 day VWAP prior to the date of this announcement. WPP will move from a 23.6% interest in STW to become the majority shareholder with a 61.5% equity interest. WPP will also have the right to appoint a majority of Directors to the STW Board.

The transaction is conditional on STW shareholder approval and the approval of the Australian Competition and Consumer Commission and the Foreign Investment Review Board.

Founded in 1985, and listed in 1994, STW offers clients a comprehensive and integrated range of marketing, content and communications services. WPP has been an investor in STW since 1998.

The merger continues WPP’s strategy of investing in important geographic markets and to advance “horizontality’ to ensure our people work together for the benefit of clients.

Contact:

Feona McEwan, WPP. Tel +44 207 408 2204

Chris Wade, WPP

1.	For the 12 months ended 30 September 2015